EXHIBIT 11

Enex Resources Corporation
Statement re:  Computation of Per Share Earnings
For the year ended December 31, 1994

                                                Primary      Fully-diluted
                                               Earnings per  Earnings per
                                                  Share          Share
Net Income                                       $1,051,476   $1,051,476

Divided By:

Weighted average shares                           1,284,409    1,284,409

Plus: Common Stock Equivalents                      113,461      113,461
  (for stock options - treasury stock method)

Adjusted weighted average shares                  1,397,870    1,397,870

Earnings per Share                                    $0.75        $0.75